BD 3/10

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SECURITIES AND E
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09059539

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NIAGARA INTERNATIONAL CAPITAL LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8940 Main Street
(No. and Street)

Clarence (City) NY (State) 14031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Keefe, CPA 716-580-1551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Bonadio Group
(Name – *if individual, state last, first, middle name*)

8400 Sheridan Drive Suite 230, Clarenee NY 14031
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/2

OATH OR AFFIRMATION

I, Anthony Nanula, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Niagara International Capital Limited, as of February 27, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ELAINE M. WIENCKOWSKI
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN ERIE COUNTY
MY COMMISSION EXPIRES 10/31/2010
01WI4637604

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NIAGARA INTERNATIONAL CAPITAL LIMITED

Financial Statements as of December 31, 2008 and 2007 Together with Independent Auditors' Report

Bonadio & Co., LLP
Certified Public Accountants

NIAGARA INTERNATIONAL CAPITAL LIMITED

TABLE OF CONTENTS
DECEMBER 31, 2008 AND 2007

Independent Auditors' Report

Statements of Financial Condition 1

Statements of Operations 2

Statements of Changes in Shareholders' Equity 3

Statements of Cash Flows 4

Notes to Financial Statements .... 5 - 9

Exhibit I - Excess Net Capital 10

Exhibit II - Exemptive Provision Under Rule 15c3-3
of the Securities and Exchange Commission 11

Exhibit III - General and Administrative Expenses 12

Independent Auditors' Report on Internal Control .... 13 - 14

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

February 26, 2009

To the Board of Directors of
Niagara International Capital Limited:

We have audited the accompanying statements of financial condition of Niagara International Capital Limited (a New York S-corporation) as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Niagara International Capital Limited as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements. Exhibits I and II are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information in all Exhibits has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonadio & Co., LLP

6400 Sheridan Drive
Suite 230
Williamsville, NY 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
PERRY • GENEVA

www.bonadio.com

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS:		
Cash	$ 136,606	$ 72,389
Employee receivable	20,988	27,000
Accounts receivable	514,750	-
Prepaid expenses and other current assets	-	8,798
Total current assets	672,344	108,187
OFFICE EQUIPMENT, net	4,301	4,846
OTHER ASSETS:		
Investments	50,000	25,000
Restricted Raymond James Account	26,406	27,449
Total other assets	76,406	52,449
	$ 753,051	$ 165,482
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 10,000	$ 9,000
Loan payable to affiliate	800	58,970
Total liabilities	10,800	67,970
SHAREHOLDERS' EQUITY:		
Common stock; no par value, stated value $1,250 per share, 200 shares authorized, 4 shares issued and outstanding	5,000	5,000
Additional paid in capital	184,165	184,165
Accumulated earnings (deficit)	558,798	(87,436)
	747,963	101,729
Other comprehensive loss	(5,712)	(4,217)
Total shareholders' equity	742,251	97,512
	$ 753,051	$ 165,482

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUE:		
Commission income	$ 115,613	$ 132,857
Consulting income	940,268	222,485
Insurance commission income	690,931	113,578
Total revenue	1,746,812	468,920
OPERATING EXPENSES:		
General and administrative expenses	979,375	493,652
Income (loss) from operations	767,437	(24,732)
OTHER INCOME (EXPENSE):		
Dividend income	452	1,007
Interest income	978	182
Interest expense	(2,633)	(2,155)
NASD/NYSE consolidation fee, non-recurring	-	35,000
Net income	766,234	9,302
Other comprehensive loss - unrealized loss on investments	(1,495)	(2,435)
Comprehensive income	$ 764,739	$ 6,867

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock & Additional Paid in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
BALANCE - January 1, 2007	$ 147,165	$ (96,738)	$ (1,782)	$ 48,645
Capital contributions	42,000	-	-	42,000
Net income	-	9,302	-	9,302
Other comprehensive loss	-	-	(2,435)	(2,435)
BALANCE - December 31, 2007	189,165	(87,436)	(4,217)	97,512
Capital distributions	-	(120,000)	-	(120,000)
Net income	-	766,234	-	766,234
Other comprehensive loss	-	-	(1,495)	(1,495)
BALANCE - December 31, 2008	$ 189,165	$ 558,798	$ (5,712)	$ 742,251

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOW FROM OPERATING ACTIVITIES:		
Net income	$ 766,234	$ 9,302
Adjustments to reconcile net income to net cash flow from operating activities:		
Depreciation	1,446	1,192
Dividends - restricted	(452)	(1,007)
Investment - shares in Turnpike Global Technologies	-	(25,000)
Changes in:		
Accounts receivable	(514,750)	-
Prepaid expenses and other current assets	8,798	(8,798)
Accounts payable	1,000	5,303
Net cash flow from operating activities	262,276	(19,008)
CASH FLOW FROM INVESTING ACTIVITIES:		
Deposit in restricted Raymond James account	-	(5,000)
Borrowings - employee receivable	-	(27,000)
Repayments - employee receivable	6,012	-
Investment in Emerge VC	(25,000)	-
Purchases of office equipment	(901)	(2,514)
Net cash flow from investing activities	(19,889)	(34,514)
CASH FLOW FROM FINANCING ACTIVITIES:		
Capital contribution	-	42,000
Capital distributions	(120,000)	-
Repayments of loan payable to affiliate	(595,665)	(340,175)
Borrowings of loan payable to affiliate	537,495	358,687
Net cash flow from financing activities	(178,170)	60,512
NET CHANGE IN CASH	64,217	6,990
CASH - beginning of year	72,389	65,399
CASH - end of year	$ 136,606	$ 72,389

The accompanying notes are an integral part of these statements.

1. THE COMPANY

Niagara International Capital Limited (the Company) was incorporated in December 2004, is a member of the Financial Industry Regulatory Authority (FINRA) and is a registered broker/dealer. The Company provides retail and investment banking services primarily in New York State.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States.

Cash
The Company maintains cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash.

Accounts Receivable
Accounts receivable at December 31, 2008 consists of amounts outstanding from consulting and insurance contracts completed during 2008. The Company records an allowance for doubtful accounts in anticipation of future write-offs. As of December 31, 2008, the Company considered all receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded.

Revenue Recognition
Commission income is recognized as the commissions are earned. Consulting income is recognized when all significant terms of the contract have been completed.

Office Equipment
Office equipment is stated at cost. Depreciation has been provided using the straight-line method over the economic useful lives of the assets, which is 5 years. Maintenance and repairs are charged to operations as incurred.

Advertising Costs
The Company expenses advertising as incurred. Advertising expense was $413 and $981 for the years ended December 31, 2008 and 2007, respectively.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments
The Company has financial instruments which are recorded at fair value in the accompanying balance sheets. The Company makes estimates regarding the valuation of assets and liabilities measured at fair value in the financial statements. These assets and liabilities are outlined in Note 7.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments (Continued)
In 2008, the Company adopted the provisions of SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses various valuation techniques in determining fair value. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

  The Company's Raymond James equity funds currently are valued utilizing level 1 inputs.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

  The Company's Raymond James money market funds currently are valued utilizing level 2 inputs.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

  The Company's private equity investments in Emerge VC and Turnpike Global Technologies are valued utilizing Level 3 inputs.

The availability of observable inputs can vary and is affected by a wide variety of factors. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Income Taxes
The Company has elected to be treated as an S Corporation for federal and New York State tax reporting purposes. The tax regulations provide that, in lieu of corporate taxes, the shareholders are taxed on their proportionate share of the Company's taxable income; consequently, income taxes are not provided for in the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48). This interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements, and applies to all entities, including pass-through entities. In accordance with FASB Staff Position No.FIN 48-3, the Company has elected to defer the application of FIN 48 until 2009, and currently accounts for evaluating uncertain tax positions is in accordance with generally accepted accounting principles related to accounting for contingencies. The Company is currently evaluating the impact of adopting the provisions of FIN 48, but does not anticipate it will have a material effect on its financial statements.

3. RELATED PARTY TRANSACTIONS

The Company has a $150,000 line of credit with a company affiliated through common ownership. The line of credit is in place to provide working capital to the Company. Also, the employees of the Company are paid through this affiliate and the Company reimburses them on a monthly basis. Amounts borrowed bear interest at the prime rate. This facility is unsecured and due on demand. There was $800 and $58,970 outstanding at December 31, 2008 and 2007, respectively. The shareholders of the affiliate and the Company are the same. The employees of the Company also participate in the retirement plan of this affiliate.

Included in accounts receivable at December 31, 2008 is $2,500 owed to a company related through common ownership.

The Company leases office equipment from a company related through common ownership with rentals of $155 per month (plus taxes and insurance) for 60 months that commenced in 2006. Rent expense for the years ended December 31, 2008 and 2007 amounted to $2,405 and $2,588, respectively. Future minimum lease payments under this noncancellable operating lease are:

2009	$	2,202
2010	$	2,202
2011	$	367

4. NEW YORK CITY OPERATIONS

In September 2007, the Company entered into agreements with 3 individuals in New York City. These agreements are cancelable within 10 days of written notice from either party. These individuals agreed to act as registered representatives of the Company in order to assist in executing investment banking contracts in the New York City area and are compensated by commissions earned on those contracts. Commissions under this agreement amount to $191,890 for the year ended December 31, 2008.

The Company also agreed to pay an amount up to $50,000 for first year operational fees. The Company paid rent payments for office space in the amount of $24,118 and $15,204 for the years ended December 31, 2008 and 2007, respectively. As of July 2008, these individuals began paying the lease payments. The Company is not a party to the office lease.

5. LEASE AGREEMENTS

The Company entered into a lease agreement with an unrelated party that is renewable annually for their Buffalo office. For October 1, 2008 through December 31, 2008, monthly payments under this lease were $961. For January 1, 2008 through September 30, 2008 and 2007, monthly payments under this lease were $916. Rent expense for the years ended December 31, 2008 and 2007 was $11,127 and $10,992, respectively.

6. OFFICE EQUIPMENT

Office equipment consisted of the following at December 31:

	2008	2007
Computers	$ 7,607	$ 6,706
Less: Accumulated depreciation	(3,306)	(1,860)
	$ 4,301	$ 4,846

7. INVESTMENTS

In 2006, the Company was required to make a $25,000 deposit with Raymond James & Associates, Inc., its clearing broker/dealer, as part of a clearing agreement. This is a restricted cash account and the fair market value of this account at December 31, 2008 and 2007 was $26,406 and $27,449, respectively. At December 31, 2008 the balance was comprised of $25,554 of money market funds and $852 of equity funds. The Company is required to maintain a balance of $25,000 in the account. At December 31, 2008 and 2007, there was an unrealized loss of $5,712 and $4,217 and dividends received totaled $452 and $1,007, respectively.

As consideration for investment advisory services provided in 2007, Turnpike Global Technologies granted 5,455 shares of common stock. The fair value of this stock is determined to be $25,000 at December 31, 2008 and 2007.

In 2008 the Company invested $25,000 in Emerge VC to acquire a 1% ownership in the company in connection with its formation. The fair value is valued at the cost of the investment at December 31, 2008.

The following are measured at fair value on a recurring basis at December 31, 2008:

Description	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total at December 31, 2008
Cash and equities	$ 852	$ 25,554	$ -	$ 26,406
Private equity investments	$ -	$ -	$ 50,000	$ 50,000

7. INVESTMENTS (Continued)

The following is a reconciliation of the beginning and ending balances for the Company's private equity investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008:

Balance at December 31, 2007	$	25,000
Realized and unrealized losses		-
Investment in Emerge VC		25,000
Balance at December 31, 2008	$	50,000

8. NASD/NYSE CONSOLIDATION FEE

During 2007, the National Association of Securities Dealers (NASD) consolidated with the member regulation, enforcement and arbitration functions of the New York Stock Exchange (NYSE), forming the Financial Industry Regulatory Authority (FINRA). As a result of this consolidation, the Company received a one-time, special payment of $35,000 during the year ended December 31, 2007.

9. EMPLOYEE RECEIVABLE

In 2007 the Company made an advance to an employee in the amount of $27,000. The advance is due on demand and is accruing interest at the applicable federal rate. Repayments on the loan totaled $6,012 during 2008.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008 and 2007, the Company had net capital of $151,572 and $31,014, respectively, which exceeded minimum net capital requirements by $146,572 and $26,014, respectively.

11. SUPPLEMENTAL CASH FLOW INFORMATION

	2008	2007
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 2,633	$ 2,155

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXCESS NET CAPITAL
DECEMBER 31, 2008

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at December 31, 2008.

TOTAL ASSETS		$ 753,051
Less: Total liabilities		10,800
NET WORTH		742,251
Less: Non-allowable assets		(590,039)
TENTATIVE NET CAPITAL		152,212
Less: Haircuts		(639)
NET CAPITAL		151,573
NET CAPITAL REQUIREMENTS		
6 2/3% of aggregate indebtedness	$ 720	
Minimum requirement	$ 5,000	
Greater of above		(5,000)
EXCESS NET CAPITAL		$ 146,573

The audited computation of net capital pursuant to Rule 15c3-1 as reported herein does not materially differ from the unaudited net capital reported by the registrant.

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The accompanying notes are an integral part of these exhibits.

NIAGARA INTERNATIONAL CAPITAL LIMITED

GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Salaries and commissions	$ 755,386	$ 323,864
Rent	51,745	26,196
Outside services	43,969	34,268
Charitable contributions	30,765	12,450
Insurance	18,755	16,053
Travel	16,126	14,423
Meals and entertainment	15,350	9,466
Professional fees	11,882	19,135
Utilities	11,732	9,491
Financial operations officer fees	7,204	7,361
Office expense	4,247	5,099
Licensing fees	3,928	4,621
Equipment rent	2,405	2,588
Depreciation	1,446	1,192
Repairs and maintenance	860	1,222
Advertising	413	981
Bank charges	164	36
Miscellaneous	2,998	5,206
	$ 979,375	$ 493,652

The accompanying notes are an integral part of these exhibits.

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

February 26, 2009

To the Board of Directors of
Niagara International Capital Limited:

In planning and performing our audit of the financial statements of Niagara International Capital Limited (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

6400 Sheridan Drive
Suite 230
Williamsville, NY 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
PERRY • GENEVA

www.bonadio.com

(Continued)

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
(Continued)

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio & Co., LLP